KENSINGTON LEASING, LTD.
1005 S. Center Street
Redlands, CA 9237

September 26, 2011

W. John Cash, Branch Chief
and John Hartz, Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
Kensington Leasing, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed April 18, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 23, 2011
PRE 14A Filed June 10, 2011
File No. 000-53559

Dear Mr. Cash and Mr. Hartz:

We are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter (the “Letter”), dated August 1, 2011, and the letter dated September 16, 2011 to Trisha Malone regarding the above-referenced filing of Kensington Leasing, Ltd., a Nevada corporation (the “Company” or “we”).

In the Letter, the Staff requested information on the following items:

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. Based on your disclosure that you were a shell company prior to your acquisition of Allianex Corp, it is not clear to us how you concluded that Allianex Corp is not a “predecessor”. Please be advised that financial information of a registrant’s predecessor is required for all periods prior to its acquisition, with no lapse in audited periods or omission of other information required about the registrant. Financial statements for a registrant and its predecessor should collectively be “as of” all dates and “for” all periods required by Article 8 of Regulation S-X. The interim period of a predecessor, prior to its acquisition by the registrant (in this case, the period from January 1, 2010 to June 4, 2010), is also required to be audited since audited financial statements for the period after the acquisition have been presented. Please be advised that we may re-consider the predecessor requirements of Allianex Corp depending on your subsequent accounting for the acquisition of Wikifamilies.

Securities and Exchange Commission
September 26, 2011

Response:  In June 2010, Kensington Leasing formed Allianex Corp. as a wholly owned subsidiary and Allianex Corp. purchased substantially all of the assets of Allianex LLC in exchange for $75,000 in cash and 575,000 shares of stock (7.3% of the Company).  Allianex LLC changed its name to Sumercom LLC and continued to operate.  Kensington Leasing accounted for this transaction as a purchase by a wholly owned subsidiary.

The only reference to “predecessor” we have been able to find is in the SEC corporate finance guidance G. Accounting and Disclosure for Rollups of Businesses (SAB 97).  This appears to refer to the application of SAB 97 in a business combination involving more than two entities or in a business combination just before an IPO.  We do not see how SAB 97 is relevant to this situation.

Financial Statements

Note 5 – Notes Receivable, page 7
2. In future filings, including your next Form 10-Q, please disclose the underlying facts and circumstances related to the note receivable. In addition, please explain to us how you determined that the related cash flows are appropriately classified as operating cash flows.

Response: We disclosed the underlying facts and circumstances in our form 10-Q for the Fiscal Quarter Ended June 30, 2011.

We classified this as a use of cash flows in operations on our cash flow statement because the note was made in anticipation of an acquisition of certain assets of JP9 & Associates which did not occur.

Note 7 – Investments, page 8
3. In future annual and quarterly filings, including your next Form 10-Q, please include the disclosures required under ASC 320-10-50-5 related to your held-to-maturity investments, including the identity of the debt issuer. In addition, if your investments are held-to-maturity, as disclosed, please explain to us why unrealized losses on available for-sale- securities are included in comprehensive income. If your investments are actually available-for-sale, please revise future annual and quarterly filings, including your next Form 10-Q, to include all applicable disclosures required under ASC 320-10-50.

Response: We disclosed the underlying facts and circumstances in our form 10-Q for the Fiscal Quarter Ended June 30, 2011.

 Securities and Exchange Commission
September 26, 2011

This investment was initially an investment held for sale, however we agreed with the holder of the investment to exchange our investment held for sale for an investment held to maturity.  The unrealized loss was recorded when the investment was held for sale.

Note 10 – Intangibles, page 8
4. It appears to us that you included the impairment charge you recorded in 2010 in other income (loss). Please explain to us how you determined this classification is appropriate based on the requirements of ASC 360-10-45-4. In addition, please revise future filings, including your next Form 10-Q, to disclose how you determined the fair value of your intangible assets, including when you estimate you will begin generating positive cash flows related to these assets, as required under ASC 360-10-50-2.

Response: These Intangibles were evaluated using ASC 350-30-35-14, ASC 360-10-35-17 and ASC 360-10-35-33.  We evaluated the fair value as required and recorded the loss based on the carrying value exceeding the fair value.  ASC 360-10-45-4 states that “An impairment loss recognized for a long-lived asset to be held and used shall be included in income from continuing operations before income taxes in the income statement of a business entity.  If a subtotal such as income from operations is presented, it shall include the amount of that loss.”  As our income statement only includes continuing operations, we presented this impairment charge in other income (loss) and it is included in our net loss.

We disclosed the underlying facts and circumstances in our form 10-Q for the Fiscal Quarter Ended June 30, 2011.

Note 12 – Stock Offering, page 9
5. It appears to us that you recorded a gain related to the option purchase agreement in 2010. Please explain to us how you determined it is appropriate to record a gain related to an option involving your stock, including the accounting literature you relied on.

Response: On April 9, 2010, the Company entered into an Option Purchase Agreement with Merrimen Investments, Inc. pursuant to which the Company concurrently sold to Merrimen for $200,000 an option to purchase up to 24,000,000 shares of our common stock. The option had an exercise price of $0.08 per share, was to expire on April 8, 2011, and could be exercised on or after October 1, 2010. Under the Option Purchase Agreement, Merrimen received demand registration rights and piggyback registration rights with respect to the shares it may acquire upon exercise of the option.

Merrimen paid $200,000 to purchase the option (not shares) from Kensington Leasing.  This was not in the normal course of business, extraordinary, and was not in payment for shares.  This was recorded as other income per SEC Reg S-X, Rule 5-03 “Income Statements” S99-2 Item 7 which states Non-Operating Income includes “miscellaneous other income”.

Securities and Exchange Commission
September 26, 2011

Exhibits 32.1 and 32.2
6. Please correct the dates of your certifications.

Response:  We will correct these certificates upon resolution of the comments contained herein.

Form 10-Q for Fiscal Quarter Ended March 31, 2011

Financial Statements

Note 12 – Related Party Transactions, page 12
7. We note that you entered into a stock purchase agreement with your Chairman, Ms. de Maison on March 23, 2011 to purchase shares in various tranches at $.25 per share. It appears your stock’s closing price on that date was $3.20 per share. Please tell us how you determined the fair value of the share price offered to your Chairman. In addition, please explain why you have not recognized any expense associated with the initial 300,000 share issuance to Ms. de Maison in the quarter ended March 31, 2011.

Response:  Our stock is very thinly traded in the stock market and therefore we do not believe the stock market price to be an accurate indicator of fair value.  In addition, Ms. de Maison was purchasing restricted stock which cannot be readily traded and any future sales by Ms. de Maison will be restricted as she is an affiliate.  The Board of Directors had evaluated the fair value of the shares and had determined it to be $.25 per share.   As such, there was no expense associated with the shares purchased at March 31, 2011.

Note 17 – Subsequent Events, page 15
8. We note you consummated an exchange agreement with Wikifamilies SA on May 20, 2011. Based on the fact that the former shareholders of Wikifamilies SA will own 68% of the combined entity, it appears to us that this transaction is a reverse merger. Please provide us a complete understanding of the nature of this transaction and your proposed accounting. To the extent you do not believe the transaction is a reverse merger; please provide us an analysis supporting your conclusion. Please refer to ASC 805-40-05 for guidance.

Securities and Exchange Commission
September 26, 2011

Response:  On March 23, 2011, the Company entered into an Exchange Agreement (the “Exchange Agreement”) with Wikifamilies SA, a corporation organized under the laws of Switzerland (“Wikifamilies”), and the shareholders of Wikifamilies, Malcolm Hutchinson, Robert Coleridge, Rigosa Finance Limited, and TC Holdings LLC (collectively, the “Wikifamilies Shareholders”).  Wikifamilies was formed on February 15, 2011 and is a start-up company with three employees and product in development but not ready for sale.  Wikifamilies SA is a pre-revenue development stage Swiss company formed to design, develop and operate an Internet-based social media website, Wikifamilies.com, with a unique emphasis on families and new technologies.  This web-based platform is intended to enhance the ability of families to communicate and share family history and events while providing a secure location to transact family-related business matters. Wikifamilies launched the website for beta testing in September of 2011.

Pursuant to the Exchange Agreement, the Company agreed to purchase all of the outstanding securities of Wikifamilies from the Wikifamilies Shareholders in exchange for an aggregate amount of 31,500,000 shares of Common Stock of the Company (“Kensington Shares”), which at closing represented approximately 67.99% of the Company’s outstanding Common Stock.  In addition, upon signing of the Exchange Agreement, the Company advanced to Wikifamilies $75,000 pursuant to a convertible note payable upon the closing of the Exchange Agreement.  If the Exchange Agreement was terminated for any reason, the note would have automatically convert into shares of common stock representing approximately 1.84% of the equity interests of Wikifamilies.  The parties consummated the transaction on May 20, 2011.

In accordance with Accounting Standards Codification 805 – “Business Combinations” (ASC 805), we have reviewed our acquisition of Wikifamilies SA as follows:

As this was a stock exchange acquisition, we looked at ASC 805-10-55-12.

We recognize that under ASC 805-10-55-12 in a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.  In this case Kensington Leasing would be the acquiring entity as it issued 31,500,000 shares for the acquisition of Wikifamilies.  In addition, ASC 805-10-55-12 (formerly FAS141 Paragraph 17 items c. and d.) states that “other pertinent facts and circumstances also shall be considered in identifying the acquirer in a business combination” including:

1.
“The relative voting rights in the combined entity after the business combination.  The acquirer usually is the combining entity whose owners as a group retain or receive the largest portion of the voting rights in the combined entity”.  Wikifamilies’ shareholders received a 68% interest in the combined entity and under this criteria alone Wikifamilies would be the acquiring entity.

Securities and Exchange Commission
September 26, 2011

2.	Refers to a large minority interest and is not applicable.
3.
“The composition of the governing body of the combined entity.  The acquirer usually is the combining entity whose owners have the ability to elect or appoint or to remove a majority of the members of the governing body of the combined entity.” The Wikifamilies shareholders have two representatives on the Board of Directors, while Kensington has three original representatives on the Board of Directors, including the Chairman.  Kensington Leasing retained control of the board of directors and therefore has the ability to increase the number of members on the Board of Directors, to remove directors for cause, to appoint new directors to fill vacancies on the Board of Directors, and to remove and appoint the executive officers of Kensington and the officers and directors of Wikifamilies.   Kensington Leasing would be the acquiring entity under this criteria alone.

4.
“The composition of the senior management of the combined entity.  The acquirer usually is the combining entity whose former management dominates the management of the combined entity.”  Three officers of Wikifamilies did become three of Kensington’s senior management team and therefore the Wikifamilies officers do dominate the management of the combined entity.  Under this criteria alone, Wikifamilies would be the acquiring entity.  However, the combined entity is entirely dependent on the former CEO and Chairman of the Board for funds to operate the company, and the CFO of Kensington remained CFO of Kensington after the acquisition, and the former CEO of Kensington remained as Chair of the Board.

5.
“The terms of the exchange of equity interests.  The acquirer usually is the combining entity that pays a premium over the pre-combined fair value of the equity interests of the other combining entity or entities.”  Under our purchase price calculation in our pro-forma financial statements at 3/31/11 we calculated goodwill and intangibles in the amount of $7,451,292 which is the amount we paid for Wikifamilies in excess of its assets less liabilities.  Kensington Leasing would be the acquiring entity under this criteria.

Based on our review of ASC 805-10-55-12, we have determined that the majority of the guidance points to Kensington Leasing as the acquiring entity and we have determined this transaction should be recorded as a purchase.

In addition, we are in the process of updating the PRE 14A filed on June 10, 2011 and expect to resubmit this document within the next 10 days.

Securities and Exchange Commission
September 26, 2011

As requested by the Staff, we hereby acknowledge that:

•	This Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter or the Schedule 14A to the undersigned at (619) 916-3722, via email at trish@kensingtonleasing.com, or to the Company’s counsel, Alan B. Spatz and Alison M. Pear at TroyGould PC, at (310) 789-1231 and (310) 789-1206, respectively.

Sincerely, Kensington Leasing, Ltd.

/s/ Trisha Malone
Trish Malone Chief Financial Officer